SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares, no nominal value

(Title of Class of Securities)

IT0003497168**

(CUSIP number)

Cassa depositi e prestiti S.p.A.

Via Goito, 4

00185 Rome, Italy

+39 06 42211

with a copy to:

Ettore Santucci, Esq.

James Matarese, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

617-570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Ordinary Shares do not have a CUSIP number. The ISIN number for the Ordinary Shares is IT0003497168

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cassa depositi e prestiti S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,073,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,073,500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

The aggregate percentage of the Ordinary Shares reported owned by the person named herein is based upon 15,203,122,583 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of September 30, 2018 as reported in the Issuer’s Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on November 28, 2018.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the ordinary shares, no nominal value (the “Ordinary Shares”), of Telecom Italia S.p.A., a joint stock company incorporated under the laws of Italy (the “Issuer”). The Issuer’s principal executive offices are located at Via Gaetano Negri 1, 20123 Milan, Italy.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c).

This Statement is being filed by Cassa depositi e prestiti S.p.A. (the “Reporting Person” or “CDP”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended.

CDP is a corporation (società per azioni) organized under the laws of the Republic of Italy. The principal business of CDP is to finance investments in various sectors of the Italian economy, including the Italian state, its regions, local authorities, public entities and public law bodies, public and private entities, banks, infrastructure, research and development and tourism. CDP’s principal place of business and principal office is located at Via Goito, 4, 00185 Rome, Italy.

The Republic of Italy (acting through the Ministry of Economy and Finance, or Ministero dell’economia e delle finanze (the “MEF”)) currently owns approximately 82.8% of the shares of CDP and exercises control over CDP.

To the best of CDP’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of CDP:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

Item 2 (d) – (e). During the last five years, neither CDP nor, to the best of its knowledge, the MEF or any of the persons listed on Schedule I hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). See Schedule I to this Schedule 13D which is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CDP used approximately €823,974,676 (including brokerage commissions) of its working capital in the aggregate to purchase the Ordinary Shares reported in this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

On April 5, 2018 the board of directors of CDP approved CDP’s acquisition of a minority stake in the Issuer. On February 14, 2019 the board of directors of CDP resolved to authorize the acquisition of additional Ordinary Shares of the Issuer. CDP’s intent is to be a long-term shareholder, insofar as this investment falls within the institutional mission of CDP to support strategic national infrastructures in Italy and is intended to show CDP’s support for development and value creation initiatives undertaken by the Issuer in a sector that is of primary interest for the country.

CDP reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time:

(i)

to acquire additional securities of the Issuer, dispose of some or all of the Ordinary Shares or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing; and

(ii)

to take a variety of actions with respect to its investment, including, purely by way of example and without limitation, support for extraordinary corporate transactions such as a merger, reorganization or sale of assets involving the Issuer or any of its subsidiaries, changes in the board of directors of the Issuer, changes in the present capitalization or dividend policy of the Issuer or other changes in the Issuer’s business or corporate structure, in each of the cases above also communicating with the Board of the Issuer, members of management and/or other stockholders.

Except as described in Item 6 and this Item 4, CDP does not currently have any plans or proposals that relate to or would result in any such actions.

CDP intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) – (b)

As of the date of this report, CDP beneficially owns 1,073,500,000 Ordinary Shares, representing approximately 7.1% of the Issuer’s Ordinary Shares based upon 15,203,122,583 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of September 30, 2018 as reported in the Issuer’s Report of Foreign Private Issuer filed on Form 6-K with the Securities and Exchange Commission on November 28, 2018.

With respect to the persons referenced in Item 2 above, to the best of CDP’s knowledge, as of the date hereof, no such person beneficially owns Ordinary Shares of the Issuer.

(b)

The responses of CDP with respect to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of shares which CDP has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

(c)

Except for the transactions described in this Schedule 13D, including those set forth on Schedule II, during the past 60 days there have been no other transactions in the securities of the Issuer effected by CDP or, to the best of CDP’s knowledge, the persons or entities referenced in Item 2 above.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 2 through 5 of this Statement is incorporated by reference into this Item 6.

Except as described herein, neither CDP nor, to the knowledge of CDP, any of its subsidiaries or any of the persons listed on Schedule I has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer. CDP may consider entering into financial instruments or other agreements related to increases or decreases of its economic or beneficial exposure related to its investment in the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 28, 2019

CASSA DEPOSITI E PRESTITI S.p.A.

By:	/s/ Maurizio Dainelli
Name: Maurizio Dainelli
Title: Authorized Signatory

Schedule I

Information with Respect to Directors and Executive Officers of Cassa depositi e prestiti S.p.A.

The name, position, present principal occupation or employment of each of the directors and executive officers of Cassa depositi e prestiti S.p.A. (“CDP”) are set forth below. The business address for each such director or executive officer is Via Goito n. 4, 00185 Rome, Italy. Each director and executive officer is an Italian citizen.

Name	Principal occupation

Massimo Tononi	Chairman of the Board of Directors of CDP

Fabrizio Palermo	Chief Executive Officer of CDP General Manager of CDP Chief Investments Officer of CDP (ad interim)

Luigi Paganetto	Vice Chairman of the Board of Directors of CDP

Francesco Floro Flores

Director of CDP

Member of the Board of Directors of Trefin S.p.A., Naples, Italy

Member of the Board of Directors of Aerosoft S.p.A., Naples, Italy

Member of the Board of Directors of 3F&EDIN S.p.A., Naples, Italy

Member of the Board of Directors of NAUTICAD S.r.l., Naples, Italy

Extraordinary Commissioner of the Italian Government for the Environmental Remediation and Urban Regeneration of the Area of Significant National Interest of Bagnoli Coroglio, Naples, Italy

Valentino Grant	Director of CDP Chairman of Banca di Credito Cooperativo Terra di Lavoro, Caserta, Italy

Fabrizia Lapecorella	Director of CDP General Director of Finance of the Ministry of Economy and Finance, Rome, Italy

Fabiana Massa	Director of CDP University Professor, Sassari, Italy

Matteo Melley	Director of CDP Lawyer

Alessandra Ruzzu	Director of CDP Head of External Relations and Communications at Falck Renewables S.p.A., Milan, Italy

Davide Carlo Caparini	Director of CDP in respect of the Separate Account (gestione separata) Councillor (assessore) at Regione Lombardia, Milan, Italy

Antonio Decaro	Director of CDP in respect of the Separate Account (gestione separata) Chairman of Associazione Nazionale Comuni Italiani (ANCI), Rome, Italy

Alessandro Rivera	Director of CDP in respect of the Separate Account (gestione separata) General Director of Treasury at Ministry of Finance, Rome, Italy

Pier Paolo Italia	Director of CDP in respect of the Separate Account (gestione separata) General Manager of Ministry of Finance, Rome, Italy

Achille Variati	Director of CDP in respect of the Separate Account (gestione separata)

Alessandro Tonetti	Vice General Manager of CDP Chief Legal Officer of CDP Secretary of the Board of Directors of CDP

Salvatore Sardo	Chief Operating Officer of CDP

Pierfrancesco Latini	Chief Risk Officer of CDP

Marcello Villa	Chief Audit Officer of CDP

Paolo Calcagnini	Chief Financial Officer of CDP

Davide Colaccino	Chief External Relations & Sustainability Officer of CDP

Nunzio Tartaglia	Director of the Enterprises B.U. of CDP

Luca D’Agnese	Director of the Infrastructures and Public Administration B.U. of CDP

Antonella Baldino	Director of the Cooperation and International Development B.U. of CDP

Carlo Baldocci	Director of the Public Affairs B.U. of CDP

Schedule II

TRANSACTIONS IN ORDINARY SHARES BY THE REPORTING PERSONS

The following table sets forth all transactions relating to the Ordinary Shares effected by the Reporting Person in the past sixty days that have not been previously reported on Schedule 13D. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Trade Date	Number of Ordinary Shares Bought (Sold)	Average Price (€) Per Share
02/15/2019	3,300,000	0.5102
02/18/2019	11,500,000	0.5293
02/19/2019	33,622,462	0.5320
02/20/2019	38,027,538	0.5373
02/21/2019	55,000,000	0.5365
02/22/2019	47,000,000	0.5424
02/25/2019	34,500,000	0.5390
02/26/2019	29,500,000	0.5309
02/27/2019	38,050,000	0.5327
02/28/2019	33,000,000	0.5314